g

TRADING SYMBOL:  TORONTO & OSLO: CRU

FRANKFURT: KNC   OTC-BB-other: CRUGF

LONDON, United Kingdom: March 14, 2007 - Crew Gold Corporation (“Crew” or the “Company”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

Crew is pleased to announce a significant increase in total reserves and resources at its 100% owned Lefa Mine in Guinea, West Africa. The reserves have increased by 870,000 oz (34%) from 2.51 million ounces announced in March 2006 to 3.38 million ounces. The new mineral reserves are based on drilling from January to December 2006 and utilized a gold price of US$575 per ounce. Details of the new (and previous) reserves calculated on the Lefa Concession are tabled below and are calculated as at March 2007. All resources and reserves have been depleted to the 31 December 2006 surfaces.

LEFA Mineral Reserves as at 31 December 2006

Deposit	Proved			Probable			Total Reserves
	Tonnes (Mt)	Grade (g/t Au)	Million ozs	Tonnes (Mt)	Grade (g/t Au)	Million ozs	Tonnes (Mt)	Grade (g/t Au)	Million ozs
Lero-Karta	20.6	2.0	1.34	10.4	1.7	0.56	31.01	1.9	1.90
Fayalala	23.8	1.3	1.02	0.8	1.4	0.04	24.58	1.3	1.06
Others	4.8	1.0	0.15	4.2	2.0	0.27	8.97	1.5	0.43
Total	49.1	1.6	2.51	15.4	1.8	0.87	64.55	1.6	3.38
Prior Total	24.9	1.7	1.43	22.7	1.5	1.08	47.6	1.6	2.51

Based on drilling carried out until the end of December 2006, the measured and indicated resource as at December 31, 2006 has risen by 25% to 4.819 million ounces (100.3 million tonnes @ 1.5 g/t Au) compared with 3.839 million ounces (71.3 million tonnes @ 1.6 g/t Au) reported previously in March 2006. The inferred resource has increased to 1.13 million ounces (21.7 million tonnes @ 1.6 g/t Au) compared with 0.79 million ounces (17.7 million tonnes @ 1.4 g/t Au).

Of further significance is an Inferred Resource from the Siguirini prospect (2.1 million tonnes @ 3.17 g/t Au for 0.214 million ounces) located approximately 10km north of the CIP plant at Fayalala. Siguirini represents a different style of mineralisation from that found with the other deposits within the LEFA corridor and further investigations will be conducted during the year to advance this exciting prospect.

The expanded exploration programme previously announced in October 2006 is expected to increase resources further. Two drilling rigs are in operation for near mine resource expansion and an additional two drill rigs are pursuing regional targets within the Lefa concession. Crew is confident ongoing analysis will lead to further increases in resource and reserves by end of 2007.

Jan Vestrum, President and CEO of Crew commented: "This increase in the resources and reserves from the 2006 drilling at LEFA is an excellent result and exceeds the aggressive targets set. This further supports the Company's view that the strategic acquisition of Guinor in Q4 2005 will create substantial value for Crew shareholders. Drilling to date in 2006 in both the Lefa Corridor area and regionally, has been very encouraging and the Company is confident that the expanded 2007 drilling programme will further increase the resource and reserve inventory to underpin a long life operation. The Company is excited by the successful programmes at Banora and Siguirini which are both indicating insitu grades greater than 3 g/t Au. These satellite pits will play an integral role in expanding production at Lefa past 400,000 ounces per year. With a further increase in the resource and reserve combined with the CIP plant now in operation, the Company is pushing forward with its objective of significant growth both in gold output and shareholder value. The Company believes the LEFA operation, together with the Masara mine in the Philippines, will be an important base in providing the organic growth for Crew to achieve its target of one million ounces annual gold production".

For further information on the resource data please refer to our website www.crewgold.com.

Jan A Vestrum

President & CEO

Quality Assurance and Control and Qualified Person

The reported reserves above have been compiled by Stephanie Raiseborough who is a Member of the Australasian Institute of Mining and Metallurgy and an employee of SMD. She has sufficient experience, relevant to the style of mineralisation and type of deposit under consideration and to the activity she is undertaking, to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Mineral Resources and Ore Reserves' ("JORC code"). The reserve has been verified by Crew's Qualified Person, Andrew Pardey, who has sufficient experience, relevant to the style of mineralisation and type of deposit under consideration and to the activity he is undertaking, to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Mineral Resources and Ore Reserves' ("JORC code").

All drilling is conducted using industry accepted equipment and procedures for drilling and sampling. All drill intercepts reported in this press release relate to either RC percussion (dry samples, 1m intervals, >75% sample recovery) or NQ/HQ diamond drill core (half core samples, maximum 1m intervals, >95% sample recovery) for Resource definition drilling, all first pass regional exploration drilling is conducted using AC drilling, with follow up using RC.  Historically, sampling and assaying of wet RC samples has occurred and this data is flagged in the resource database. A program of confirmatory diamond drilling is ongoing to verify the reliability of this data.

All assay results reported have been determined by 50 gram fire assay, aqua regia digest and atomic absorption spectrometer readings to a detection limit of 0.01 g/t gold by independent assay contractors SGS Siguiri. A check assay program with internationally recognized and certified umpire assay laboratories Genalysis (Perth, Australia) and ALS Chemex (Vancouver, Canada) is also conducted to confirm reliability of assay data. The data is verified on an ongoing basis by Crew's Qualified Person and independent resource consultants RSG Global of Australia and Helman and Schofield of Australia..

Data, of a scientific or technical nature, regarding mineral reserves and mineral resources of Crew Gold Corporation and its subsidiaries included in this document has been verified by Mr. Andrew Pardey, General Manager Exploration, Africa and Chief Geologist. Mr. Pardey is a "qualified person" within the meaning of Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Mr. Pardey is not "independent" of Crew Gold Corporation within the meaning of NI 43-101 as he holds securities of the company.  All exploration work of the company is conducted under the supervision of Mr. Pardey.

Mineral resources not forming part of the mineral reserves, do not yet have demonstrated economic viability.

Safe Harbour Statement

This news release contains forward-looking statements which reflect the expectations of management and the board of directors, and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew Gold Corporation is conducting business and/or investor relations. Forward looking statements typically contain words such as “believes”, “anticipates”, “continue”, “could”, “expects”, “indicates”, “plans”, “will”, “may”, “projects”, “would” or similar expressions suggesting future outcomes or events, although not all forward-looking statements contain these identifying words. Such forward-looking statements reflect the current beliefs of management and the board of directors based on information currently available to them. Forward-looking statements involve inherent risks and uncertainties, and Crew cautions readers not to place undue reliance on these statements as a number of important factors could cause Crew’s actual results to differ materially from the beliefs and expectations expressed in such forward-looking statements. Factors that could cause actual results to differ materially from the results discussed in the forward-looking statements, include, but are not limited to, the factors discussed under the heading “Risks and Uncertainties” in Crew’s Annual Information Form dated October 10, 2006, as filed on SEDAR at www.sedar.com. Although the forward-looking statements contained in this news release are based upon what management and the board of directors believes to be current and reasonable assumptions, Crew cannot assure readers that actual results will be consistent with these forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and are expressly qualified in their entirety by this cautionary statement. Crew undertakes no obligation to publicly update or revise these forward-looking statements to reflect subsequent events or circumstances. Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured”, “indicated”, and “inferred” “resources”, which the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure from the SEC’s website at http://www.sec.gov/edgar.shtml.

Endnotes

News Release – March 14, 2007

Significant Reserve & Resource Increase at LEFA